3/27

[redacted]

15025781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gould, Ambrosino & Associates Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 OLD COUNTRY ROAD - SUITE 337
(No. and Street)

GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW E. ECKSTEIN (516) 741-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL R. SULLIVAN & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS, P.C.
(Name – *if individual, state last, first, middle name*)

1140 FRANKLIN AVENUE (Address) GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
14 REGISTRATIONS BRANCH

3/27

OATH OR AFFIRMATION

I, MATTHEW E. ECKSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOULD, AMBROSON & ASSOCIATES LTD., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Matthew E. Eckstein 2/26/15
Signature

VICE-PRESIDENT
Title

GAIL LIEBMAN
Notary Public, State of New York
No. 01LI6177794
Qualified in Nassau County
Commission Expires 11/19/2015

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent accountant's agreed-upon procedures report on Form SIPC-7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOULD, AMBROSON & ASSOCIATES LTD.
(S.E.C. I.D. No. 8-35151)
YEAR 2014

CONFIDENTIAL Per SEC Rule 17a-5(e)(3)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2014
AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
AGREED-UPON PROCEDURES REPORT ON FORM SIPC-7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35151

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 OLD COUNTRY ROAD - SUITE 337
(No. and Street)

GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW E. ECKSTEIN (516) 741-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL R. SULLIVAN & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS, P.C.
(Name – *if individual, state last, first, middle name*)

1140 FRANKLIN AVENUE (Address) GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW E. ECKSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOULD, AMBROSON & ASSOCIATES LTD., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Matthew E. Eckstein 2/26/15
Signature

VICE-PRESIDENT
Title

Notary Public

GAIL LIEBMAN
Notary Public, State of New York
No. 01LI6177794
Qualified in Nassau County
Commission Expires 11/19/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent accountant's agreed-upon procedures report on Form SIPC-7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gould, Ambroson & Associates LTD.
December 31, 2014

Table of Contents

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com;
mrsullivan@sullivancpapc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Gould, Ambroson & Associates, Ltd.

We have audited the accompanying financial statements of Gould, Ambroson & Associates, Ltd. (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Gould, Ambroson & Associates, Ltd.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gould, Ambroson & Associates, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Gould, Ambroson & Associates, Ltd.'s financial statements. The supplemental information is the responsibility of Gould, Ambroson & Associates, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 26, 2015

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash	$102,767	
Accounts Receivable	214,669	
Total Current Assets		$317,436
Total Assets		$317,436

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$231,958	
Total Current Liabilities		$231,958
Total Liabilities		231,958
SHAREHOLDER'S EQUITY		
Common Stock - 200 shares authorized; 200 shares issued and outstanding	15,000	
Additional paid in capital	71,245	
Retained earnings (deficit)	-767	
Total Shareholder's Equity		85,478
Total Liabilities and Shareholder's Equity		$317,436

See accompanying notes to financial statements.

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES		
Commissions - Mutual Funds	$1,201,201	
Commissions - Individual Trades	3,065	
Interest income	66	
Total Revenue		$1,204,332
GENERAL AND ADMINISTRATIVE EXPENSES		
Commission expense	1,132,662	
Professional fees	7,260	
Clearing fees	14,409	
Licenses, dues and permits	655	
Insurance	1,530	
Regulatory fees	4,302	
Office expenses	42,514	
Total General and Administrative Expenses		1,203,332
Income from Operations		1,000
OTHER EXPENSES		
New York State Corporate Filing Fees		-1,000
NET INCOME		$0

See accompanying notes to financial statements.

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net Income		$0
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities:		
Increase in accounts receivable	-2,484	
Decrease in commissions payable	-52,338	
		-54,822
Net Cash Provided by Operating Activities		-54,822
Net Decrease in Cash		-54,822
Cash at beginning of year		157,589
Cash at end of year		$102,767

See accompanying notes to financial statements.

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Deficit
Balance, January 1, 2014	$15,000	$71,245	($767)
Capital Contributions	- 0 -	- 0 -	- 0 -
Net Income (Loss)	- 0 -	- 0 -	- 0 -
Balance, December 31, 2014	$15,000	$71,245	($767)

See accompanying notes to financial statements.

GOULD, AMBROSON & ASSOCIATES LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Gould, Ambroson & Associates Ltd., (the Company) is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the FINRA.

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis. As such, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K (2) (ii).

Pursuant to an agreement between the Company and Pershing, LLC, all individual security transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Pershing, LLC. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4c of Regulation T of the Board of governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Pershing, LLC.

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2014, the Company did not maintain a position in any marketable securities.

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided, as the Company has elected Subchapter "S" status and the stockholders include the Company's earnings on their individual tax returns.

Estimates

The preparation of these financial statements are in conformity with accounting principles generally accepted in the United States of America. These principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 - REVENUE RECOGNITION

All commission fees are recognized based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

GOULD, AMBROSON & ASSOCIATES LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 for the FINRA and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $85,478 which was $35,478 in excess of the amount required.

NOTE 4 - RESERVE REQUIREMENTS

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

NOTE 5 - EXCESS NET CAPITAL

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2014. There were no material differences in the computation of net capital of Gould, Ambroson & Associates Ltd.

NOTE 6 - RECENT REGULATORY DEVELOPMENTS

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody. In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the company or its financial statements.

NOTE 7 - <u>SUBSEQUENT EVENTS</u>

In accordance with FASB Accounting Standards Codification Topic 855, Subsequent Events, the Company has evaluated subsequent events through February 26, 2015, which is the date these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

GOULD, AMBROSON & ASSOCIATES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Net Capital		
Total Stockholders' Equity		$85,478
Deductions and/or charges Non-allowable assets		0
Net capital before haircuts on securities position		85,478
Haircuts on securities position		0
Net Capital (Note 2)		$85,478
Aggregate Indebtedness (Note 2) Items included in the statement of financial condition		
Commissions Payable		$231,958
Computation of Basic Net Capital Requirement Minimum net capital required		$50,000
Excess Net capital (Note 2 & 4)		$35,478
Percentage of aggregate indebtedness to Net Capital:	231,958 85,478	271.37%

Gould Ambroson & Associates LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3.

December 31, 2014

Exemption under section (k)(2)(ii) is claimed:

Customer transactions are cleared through another broker/dealer (Pershing LLC, a Bank of New York Mellon Company) on a fully disclosed basis.

See independent auditors' report.

CONFIDENTIAL

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com;
mrsullivan@sullivancpapc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Gould, Ambroson & Associates, Ltd.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Gould, Ambroson & Associates, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gould, Ambroson & Associates, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Gould, Ambroson & Associates, Ltd. stated that Gould, Ambroson & Associates, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Gould, Ambroson & Associates, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gould, Ambroson & Associates, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael R Sullivan & Co CPA's PC

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 26, 2015

Assertions Regarding Exemption Provisions

Gould, Ambroson & Associates Ltd. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2014 without exception.

Matthew E. Eckstein

Matthew E. Eckstein, CPA
February 26, 2015

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com; mrsullivan@sullivancpapc.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Gould, Ambroson & Associates, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Gould, Ambroson & Associates, Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Gould, Ambroson & Associates, Ltd.'s compliance with the applicable instructions of Form SIPC-7. Gould, Ambroson & Associates, Ltd.'s management is responsible for Gould, Ambroson & Associates, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, cancelled checks, and bank transfers, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [SIPC 6 and 7 test], noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [SIPC 6 and 7 test workpapers] supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company
Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 26, 2015

SIPC-6 (34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6 (34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035151 FINRA DEC
GOULD AMBROSON & ASSOCIATES LTD 11*11
600 OLD COUNTRY RD RM 337
GARDEN CITY NY 11530-2055

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MATTHEW E. ECKSTEIN (516) 741-0500

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ -0-

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (127)

2. Assessment balance due (127)

B. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

C. Total assessment and interest due $ (127)

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ -0-

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 31st day of JULY, 2014.

GOULD AMBROSON & ASSOCIATES LTD.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

V.P.
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

14

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 582809
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	582776
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	582776
2d. SIPC Net Operating Revenues	$ 33
2e. General Assessment @ .0025	$ -0-
	(to page 1, line 2.A.)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*********1756**********************MIXED AADC 220
035151 FINRA DEC
GOULD AMBROSON & ASSOCIATES LTD
600 OLD COUNTRY RD RM 337
GARDEN CITY NY 11530-2055

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MATTHEW E. ECKSTEIN (516) 741-0500

2. A. General Assessment (item 2e from page 2)		$ 8
B. Less payment made with SIPC-6 filed (exclude interest)		(0)
________ Date Paid		
C. Less prior overpayment applied		(127)
D. Assessment balance due or (overpayment)		(119)
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ (119)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(119)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GOULD AMBROSON + ASSOCIATES LTD.
(Name of Corporation, Partnership or other organization)

Matthew E. Eckstein
(Authorized Signature)

V.P.
(Title)

Dated the 29TH day of JANUARY, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,204,333
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,201,201
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,201,201
2d. SIPC Net Operating Revenues	$ 3,132
2e. General Assessment @ .0025	$ 8
	(to page 1, line 2.A.)

17